UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                            River Capital Group, Inc,
                                (Name of Issuer)

                         Common Stock, $0.001 par value
                         (Title of Class of Securities)

                                    768035107
                                 (CUSIP Number)

                         ATTN: William E. McDonnell, Jr.
                             The Longview Fund, L.P.
                        600 Montgomery Street, 44th Floor
                             San Francisco, CA 94111
                                 (415) 981-5300
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                  July 9, 2007
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. |_|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

      The Longview Fund, L.P.
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
      (a)|X|
      (b)|_|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS

      WC
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      2(d) OR 2(e)                                                      |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      California
--------------------------------------------------------------------------------
       NUMBER OF        7     SOLE VOTING POWER
        SHARES
     BENEFICIALLY             0
       OWNED BY         --------------------------------------------------------
         EACH           8     SHARED VOTING POWER
      REPORTING
        PERSON                22,285,614
         WITH           --------------------------------------------------------
                        9     SOLE DISPOSITIVE POWER

                              0
                        --------------------------------------------------------
                        10    SHARED DISPOSITIVE POWER

                              22,285,614
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      22,285,614
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      57.8%(1)
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON

      PN
--------------------------------------------------------------------------------
(1) Based on 38,552,749 outstanding shares of the common stock of Issuer, as reported in the Issuer's Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on May 15, 2007.

--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

      Longview Fund International, Ltd.
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
      (a)|X|
      (b)|_|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS

      WC
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      2(d) OR 2(e)                                                      |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      British Virgin Islands
--------------------------------------------------------------------------------
       NUMBER OF        7     SOLE VOTING POWER
        SHARES
     BENEFICIALLY             0
       OWNED BY         --------------------------------------------------------
         EACH           8     SHARED VOTING POWER
      REPORTING
        PERSON                3,390,660
         WITH           --------------------------------------------------------
                        9     SOLE DISPOSITIVE POWER

                              0
                        --------------------------------------------------------
                        10    SHARED DISPOSITIVE POWER

                              3,390,660
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      3,390,660
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      8.8%(1)
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON

      CO
--------------------------------------------------------------------------------
(1) Based on 38,552,749 outstanding shares of the common stock of Issuer, as reported in the Issuer's Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on May 15, 2007.

--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

      Viking Asset Management, Ltd.
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
      (a)|X|
      (b)|_|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS

      AF
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      2(d) OR 2(e)                                                      |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      British Virgin Islands
--------------------------------------------------------------------------------
       NUMBER OF        7     SOLE VOTING POWER
        SHARES
     BENEFICIALLY             0
       OWNED BY         --------------------------------------------------------
         EACH           8     SHARED VOTING POWER
      REPORTING
        PERSON                25,676,274
         WITH           --------------------------------------------------------
                        9     SOLE DISPOSITIVE POWER

                              0
                        --------------------------------------------------------
                        10    SHARED DISPOSITIVE POWER

                              25,676,274
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      25,676,274
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      66.6%(1)
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON

      IA
--------------------------------------------------------------------------------
(1) Based on 38,552,749 outstanding shares of the common stock of Issuer, as reported in the Issuer's Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on May 15, 2007.

--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

      Viking Asset Management, LLC
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
      (a)|X|
      (b)|_|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS

      AF
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      2(d) OR 2(e)                                                      |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      California
--------------------------------------------------------------------------------
       NUMBER OF        7     SOLE VOTING POWER
        SHARES
     BENEFICIALLY             0
       OWNED BY         --------------------------------------------------------
         EACH           8     SHARED VOTING POWER
      REPORTING
        PERSON                25,676,274
         WITH           --------------------------------------------------------
                        9     SOLE DISPOSITIVE POWER

                              0
                        --------------------------------------------------------
                        10    SHARED DISPOSITIVE POWER

                              25,676,274
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      25,676,274
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      66.6%(1)
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON

      IA
--------------------------------------------------------------------------------
(1) Based on 38,552,749 outstanding shares of the common stock of Issuer, as reported in the Issuer's Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on May 15, 2007.

--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

      Peter Benz
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
      (a)|X|
      (b)|_|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS

      AF
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      2(d) OR 2(e)                                                      |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      U.S.A.
--------------------------------------------------------------------------------
       NUMBER OF        7     SOLE VOTING POWER
        SHARES
     BENEFICIALLY             0
       OWNED BY         --------------------------------------------------------
         EACH           8     SHARED VOTING POWER
      REPORTING
        PERSON                25,676,274
         WITH           --------------------------------------------------------
                        9     SOLE DISPOSITIVE POWER

                              0
                        --------------------------------------------------------
                        10    SHARED DISPOSITIVE POWER

                              25,676,274
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      25,676,274
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      66.6%(1)
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON

      IN
--------------------------------------------------------------------------------
(1) Based on 38,552,749 outstanding shares of the common stock of Issuer, as reported in the Issuer's Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on May 15, 2007.

This Amendment No. 1 (this "13D Amendment") amends the Schedule 13D filed on February 1, 2007 (the "Original Schedule 13D"), by The Longview Fund, L.P., a California limited partnership, with respect to shares of Common Stock, $0.001 par value (the "Common Stock"), of River Capital Group Inc., a Delaware corporation (the "Issuer").

ITEM 1. SECURITY AND ISSUER

      This Schedule 13D relates to the Common Stock of the Issuer. The principal executive offices of the Issuer are located at Suite 312, 7 Reid Street, Hamilton Bermuda HM11.

ITEM 2. IDENTITY AND BACKGROUND

      This statement on Schedule 13D is being filed jointly on behalf of Peter Benz ("Benz"), The Longview Fund, L.P., a California limited partnership ("Longview"), Longview Fund International, Ltd., a British Virgin Islands international business company ("LFI"), Viking Asset Management Ltd., a British Virgin Islands international business company ("Longview GP"), and Viking Asset Management, LLC, a California limited liability company ("Viking IA", and together with Longview and Longview GP, the "Reporting Entities"; and the Reporting Entities and Benz collectively, the "Reporting Persons").

      As a result of the existing relationships described under this Item 2 and the matters described in Item 4 below, the Reporting Persons may be deemed to constitute a "group" within the meaning of Rule 13d-5(b) under the Securities Exchange Act of 1934, as amended.

      Longview is a California limited partnership that (directly and indirectly through subsidiaries or affiliated companies or both) is principally engaged in the business of investing in equity, debt and other securities and assets. Longview's principal address is 600 Montgomery Street, 44th Floor, San Francisco, California 94111.

      Longview GP, a British Virgin Islands international business company, provides managerial, investment advisory and administrative services to affiliated entities. It is the sole general partner of Longview. Longview GP's principal address is c/o Nemours Chambers, Quomar Complex 4F, Road Town, Tortola, British Virgin Islands.

      LFI is a British Virgin Islands international business company that (directly and indirectly through subsidiaries or affiliated companies or both) is principally engaged in the business of investing in equity, debt and other securities and assets. LFI's principal address is c/o Nemours Trustees Limited, Nemours Chambers, Quomar Complex 4F, Road Town, Tortola, British Virgin Islands.

      Viking IA, a California limited liability company, provides investment advisory services to investment funds and related entities. Viking IA is an investment adviser registered under the Investment Advisors Act of 1940.

      Longview GP has delegated to Viking IA its investment advisory responsibilities with respect to Longview. In its capacity as the investment advisor of Longview GP, Viking IA makes all of the investment decisions for Longview. Viking IA's principal address is 600 Montgomery Street, 44th Floor, San Francisco, California 94111.

      Longview GP is the investment manager of LFI, and Viking IA is the sub-investment manager of LFI. In accordance with such relationships. LFI has delegated to Longview GP investment advisory responsibilities with respect to LFI. In its capacity as the investment advisor of Longview GP, Viking IA makes all of the investment decisions for LFI.

      Mr. Benz is the Chairman and CEO and a Managing Member of Viking IA, and may be deemed to control the business activities, including the investment activities, of one or more of the Reporting Entities.

      The name, residence or business address, employer, employer's address, present principal occupation or employment and citizenship of Benz is set forth below:

           Employer and Present                                 Business Address and
Name       Principal Occupation                                 Employer's Address                Citizenship
----       --------------------                                 ------------------                -----------
Peter      Viking Asset Management LLC - Chairman, CEO and      Viking Asset Management LLC       United
Benz       Managing Member                                      600 Montgomery Street, 44th       States
                                                                Floor
                                                                San Francisco, California
                                                                94111

      The name, residence or business address, employer, employer's address, present principal occupation or employment and citizenship of each of the directors of Longview GP are set forth below. Longview GP does not have any officers.

 Name and Longview      Employer and Present                     Business Address and
  GP position           Principal Occupation                     Employer's Address                Citizenship
  -----------           --------------------                     ------------------                -----------
S. Michael Rudolph      Viking Asset Management, LLC - Chief     Viking Asset Management LLC       United
Director                - Financial Officer, and Managing        600 Montgomery Street - 44th      States
                        Member                                   Floor
                                                                 San Francisco, California 94111
Anthony L. M.           Euro-Dutch Trust Company Limited -       Euro-Dutch Trust Company          The
Inder-Rieden -          Managing Director                        Limited                           Netherlands
Director                                                         Charlotte House
                                                                 Charlotte Street
                                                                 P.O. Box N-9204
                                                                 Nassau, Bahamas

      The name, residence or business address, employer, employer's address, present principal occupation or employment and citizenship of each of the directors of LFI are set forth below. LFI does not have any officers.


 Name and LFI           Employer and Present                     Business Address and
  position              Principal Occupation                     Employer's Address                Citizenship
  --------              --------------------                     ------------------                -----------
TDF Management,         N/A                                      P.O. Box 4428                     British
Ltd. - Sole Director                                             Columbus Centre                   Virgin
                                                                 Road Town, Tortola                Islands
                                                                 British Virgin Islands

      During the last five years, none of the directors of Longview GP or LFI or any of the Reporting Persons (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      The Reporting Persons have entered into a Joint Filing Agreement, dated as of June 6, 2007, a copy of which is attached hereto as Exhibit 99.1.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

      Longview acquired beneficial ownership of 22,285,614 shares of Common Stock of the Issuer from the conversion of convertible notes, exercise of warrants and open market purchases, as compensation received for consulting services and as an assignment from two commonly-managed funds.

      Longview used funds from its general working capital to purchase some of the convertible notes and warrants from the Issuer. The other convertible notes and warrants were assigned to it by two funds under the same management as Longview, in connection with the funds' dissolutions. Pursuant to the Release and Settlement Agreement attached hereto as Exhibit 99.4, the outstanding amounts owed under the convertible notes were satisfied by the issuance of shares of Common Stock of the Issuer and the warrants were exercised for shares of Common Stock of the Issuer. Longview used funds from its general working capital to purchase the shares in its open market transactions.

      LFI acquired beneficial ownership of 3,390,660 shares of Common Stock of the Issuer from the conversion of convertible notes and the exercise of warrants, both of which were assigned to it by a commonly-managed fund, in connection with the fund's dissolution.

      On July 9, 2007, Longview and Sonterra Resources, Inc. ("Sonterra") entered into a definitive agreement (the "Sonterra Agreement") pursuant to which Longview acquired all of the outstanding common stock of Sonterra and agreed to purchase certain notes from Sonterra in the amount of almost $6,000,000 (such notes, the "Equity Notes"; such amount, the "Equity Amount"). In addition, Longview agreed to purchase certain senior secured notes (the "Non-Equity Notes") and warrants for additional shares of Sonterra common stock (the "Sonterra Warrants", and together with the acquired Sonterra common stock, the Equity Notes and the Non-Equity Notes, the "Sonterra Securities").

      On the same date, Longview and the Issuer entered into the Exchange LOI (as defined below in Item 4). Pursuant to the terms of the Exchange LOI, Longview will exchange (i) all of its Sonterra common stock and the Equity Notes for shares of Common Stock of the Issuer, (ii) the Sonterra Warrants for warrants of the Issuer (the "Issuer Warrants"), and (iii) all of the Non-Equity Notes for senior secured notes of the Issuer in an equal principal amount (the "Initial Issuer Non-Equity Notes"). The consummation of the transactions contemplated by the Exchange LOI is subject to the execution of definitive documentation and various other conditions as described in the Exchange LOI. There can be no assurance that such transactions will be consummated.

      Longview expects to fund its purchases of the Sonterra Securities from its general working capital. However, Longview may engage in borrowings or secured financing transactions to fund the purchases, including, without limitation, financing transactions effected in the ordinary course of business with prime brokers or other unaffiliated financial institutions, in accordance with applicable federal margin regulations, stock exchange rules and the lenders' credit policies.

ITEM 4. PURPOSE OF TRANSACTION

      Initial Proposal

      All of Longview's shares of Common Stock were acquired for investment purposes. As owner of a majority of the outstanding Common Stock, Longview has the power to elect a majority of the Issuer's Board of Directors and to influence the Issuer's policies.

      On May 30, 2007, Viking IA, the Issuer and three potential members of a new management team (such three members, the "Management") entered into a letter agreement, including two term sheets (the "Initial Proposal"). The Initial Proposal provided for Issuer's issuance of Common Stock to Longview and other investors (who may not be affiliates of Longview) (together, the "Investors") for an aggregate amount of $6,000,000. In such transaction, the Investors would have acquired a number of shares of Common Stock constituting approximately 85% of the outstanding Common Stock upon completion of the transaction. In connection with their purchase of these shares of Common Stock, the Investors would have received demand and piggyback registration rights covering the subject shares.

      The Initial Proposal also provided for the Issuer's sale to Longview of notes in the aggregate principal amount of up to $10,000,000 (the "Notes"). In addition to the Notes, Longview would have received warrants, exercisable for shares of Common Stock having a value equal to $1,500,000. Longview would also have received registration rights covering the shares underlying these warrants.

      The Initial Proposal called for the proceeds of Longview's purchases to be used by the Issuer primarily to acquire assets (either directly or through the acquisition of a company acquiring such assets) from oil and gas exploration and development companies (including BOSS Exploration & Production Corporation and Flash Gas & Oil Southwest, Inc.), to drill oil wells and for general working capital needs (such uses, the "Oil and Gas Uses"). The Initial Proposal provided that the members of Management would have become officers of the Issuer upon consummation of the proposed transaction.

      Exchange LOI

      After continued negotiations between the various parties to the Initial Proposal, as well as negotiations with the owners of the targeted assets and Sonterra, on July 9, 2007, Longview, Sonterra and the Management entered into the Sonterra Agreement and Longview and the Issuer entered into a Letter of Intent (the "Exchange LOI").

      Pursuant to the Sonterra Agreement, Longview made an initial investment in Sonterra in consideration for 100% of the outstanding shares of the Sonterra common stock and purchased Equity Notes representing a small portion the Equity Amount and agreed to purchase Equity Notes for the remainder of the Equity Amount in the near future when needed by Sonterra for Oil and Gas Uses. Longview also agreed to provide debt financing in an initial principal amount of up to $2,000,000 by purchasing Non-Equity Notes from Sonterra and the Sonterra Warrants, for the price of $2,000,000. The proceeds of the equity and debt investments will be used by Sonterra to acquire assets and for other Oil and Gas Uses. The assets considered for acquisition acquired consist primarily of leaseholds, working interests and revenue interests in certain real properties and related projects related to the extraction and processing of oil, gas or other mineral resources.

      The Exchange LOI contemplates that after Sonterra completes the acquisition of certain of the oil and gas assets described above, Longview will exchange (i) the common stock of Sonterra, its wholly-owned subsidiary, and Equity Notes with the Issuer for an amount of Common Stock of the Issuer that will equal 85% of the outstanding Common Stock of the Issuer at the time of such exchange (such Common Stock, the "New Issuer Stock"), (ii) the Sonterra Warrants for the Issuer Warrants from the Issuer, and (iii) the Non-Equity Notes for the Initial Issuer Non-Equity Notes from the Issuer in an equal principal amount (such exchanges collectively, the "Exchange"). The Issuer Warrants would have a term of 5 years and be exercisable into a number of shares of Common Stock equal to the quotient of $1,500,000 divided by the Issuer Warrants' Exercise Price, and the Exercise Price would equal 110% of the quotient of $6,000,000 divided by the number of shares of New Issuer Stock issued to Buyer.

      The Exchange LOI also contemplates that the Issuer will have the right, subject to various conditions, to require Longview to purchase additional senior secured notes in principal amounts that, together with the Initial Issuer Non-Equity Notes, may not exceed $10,000,000 in the aggregate (the Initial Issuer Non-Equity Notes and such additional notes together, the "Issuer Non-Equity Notes") or $2,000,000 on a quarterly basis. The Issuer Non-Equity Notes would be secured by a first-priority blanket lien on all assets of the Issuer and its subsidiaries, including a pledge of all of the Issuer's stock of Sonterra, other than the shares of River Capital Holdings Limited ("River Holdings) and its subsidiary River Reinsurance Limited (together with River Holdings, the "Insurance Subsidiaries") and the assets of the Insurance Subsidiaries. The Exchange LOI contemplates that the Issuer will divest the Insurance Subsidiaries as soon as practicable after the closing of the transactions contemplated by the Exchange LOI. Under the definitive agreements to be entered into in connection with the Exchange and the Notes, the Issuer would be subject to certain financial covenants, the breach of which would obligate the Issuer to repay a portion of the Issuer Non-Equity Note principals prior to the regular maturity date of such notes.

      The Exchange LOI also contemplates that the Issuer will enter into employment agreements with the three members of the Management and will adopt an officer option plan. Pursuant to the option plan, Issuer's management would receive options to acquire the number of shares of Common Stock equal to 20% of the shares of Common Stock outstanding immediately after the Exchange; the options would be exercisable in three tranches, the first third exercisable on the first anniversary of the Exchange for an exercise price equal to the fair value of the Common Stock on the date of the Exchange, the second third exercisable on the second anniversary of the Exchange for an exercise price equal to 130% of such fair value, and the last third exercisable on the third anniversary of the Exchange for an exercise price equal to 150% of such fair value. While not expressly provided in the LOI, it is expected that some members of Management (who are currently the executive officers of Sonterra) may be appointed to the Board of Directors of the Issuer and that the current directors will resign upon closing of the transactions contemplated by the Exchange LOI.

      The New Issuer Stock issued to Longview and the Common Stock of the Issuer reserved for the exercise of the Issuer Warrants and reserved under the option plan would result in the reservation or issuance of most or all of the unissued shares of Common Stock that are authorized under the Issuer's Certificate of Incorporation, as amended. Subject to stockholder approval, the LOI contemplates that the Issuer would effect a reverse stock split to facilitate the reservation and issuance of the additional shares It is expected that the reverse stock split will be approved by written consent of the Reporting Persons and one or more additional significant stockholders of the Issuer without convening a meeting of stockholders of the Issuer.

      The Exchange also contemplates that from the date of the Exchange until the later of the 2nd anniversary of the Exchange and sixty days after no Issuer Non-Equity Notes remain outstanding, Longview will have the right to purchase up to 50% of all debt, equity and/or equity-linked financings of the Issuer, subject to certain exceptions. In addition, the Issuer and Longview would enter into a registration rights agreement which will require the Issuer to file within 30 days of the Exchange a registration statement to register the shares of Common Stock underlying the Issuer Warrants. The registration statement would be required to become effective within 120 days of the Exchange. Longview would also have piggyback and demand registration rights with respect to the shares of Common Stock acquired in the Exchange, as well as the shares underlying the Issuer Warrants.

      The consummation of the transactions contemplated by the Exchange LOI is subject to the execution of definitive documentation and various other conditions. There can be no assurance that such transactions will be consummated.

      Reporting Persons

      The foregoing is a summary of the Initial Proposal and Exchange LOI and is qualified in its entirety by such documents, copies of which are attached hereto as Exhibits 99.2 and 99.3. Except as otherwise provided herein in connection with the Exchange LOI, the Reporting Persons have no current intention of engaging in any of the events set forth in Items 4(a) through (j) of Schedule 13D. Although no Reporting Person has any specific plan or proposal to purchase or sell shares of Common Stock (except as set forth in the Exchange LOI), depending on various factors, including, without limitation, the Issuer's financial position and business strategy, price levels of shares of Common Stock, conditions in the securities market and general economic and industry conditions, each of the Reporting Persons may, acting either jointly or independently with respect to any other Reporting Person, take such actions with respect to its investment in the Issuer, if any, as it deems appropriate, including, without limitation, purchasing additional shares of Common Stock or selling some or all of its shares of Common Stock or engaging in hedging or similar transactions with respect to Common Stock in the ordinary course of its business.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

      Longview and LFI directly own Common Stock. Longview GP is the general partner of Longview and the investment manager of LFI. Viking IA, which is the investment adviser of Longview and Longview GP and the sub-investment manager of LFI, makes all investment decisions with respect to the Common Stock of Longview and LFI. Accordingly, Longview GP and Viking IA each may be deemed to have shared voting and dispositive authority over Longview's and LFI's shares. In addition, Benz may be deemed to beneficially own the shares as a control person of the Reporting Entities.

      Longview holds the following shares of the Issuer's Common Stock.

      (a)   Number of shares beneficially owned: 22,285,614 shares

            Percentage of shares: 57.8%(1)

      (b)   SOLE VOTING POWER
            0

            SHARED VOTING POWER
            22,285,614 shares

            SOLE DISPOSITIVE POWER
            0

            SHARED DISPOSITIVE POWER
            22,285,614 shares

            (1) Based on 38,552,749 outstanding shares of the common stock of Issuer, as reported in the Issuer's Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on May 15, 2007.

            LFI holds the following shares of the Issuer's Common Stock.

      (a)   Number of shares beneficially owned: 3,390,660 shares

            Percentage of shares: 8.8%(1)

      (b)   SOLE VOTING POWER
            0 shares

            SHARED VOTING POWER
            3,390,660 shares

            SOLE DISPOSITIVE POWER
            0 shares

            SHARED DISPOSITIVE POWER
            3,390,660 shares

            (1) Based on 38,552,749 outstanding shares of the common stock of Issuer, as reported in the Issuer's Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on May 15, 2007.

      As described above in Item 2, each of Longview GP, Viking IA and Benz may be deemed to have shared voting and dispositive authority over Longview's and LFI's shares, an aggregate total of 25,676,274 shares, or 66.6% of the outstanding shares of the Issuer (based on 38,552,749 outstanding shares of the common stock of Issuer, as reported in the Issuer's Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on May 15, 2007).

      (c) The Reporting Persons did not effect any transactions in the Common Stock of the Issuer during the 60 days preceding the date of the filing of this 13D Amendment. However, in the 60 days prior to the filing of the Original
Schedule 13D filed with the SEC on February 1, 2007, the Reporting Persons effected the transactions set forth in the following table:

-----------------------------------------------------------------------------------------------------------
Reporting Person             Date           Activity       Price/share      How effected
-----------------------------------------------------------------------------------------------------------
The Longview Fund, L.P.      12/21/2006     8,698,127          $0.05        Acquired from note conversion
-----------------------------------------------------------------------------------------------------------
The Longview Fund, L.P.      12/21/2006     1,649,443          $0.05        Acquired from note conversion*
-----------------------------------------------------------------------------------------------------------
Longview Fund                12/21/2006       706,904          $0.05        Acquired from note conversion*
International, Ltd.
-----------------------------------------------------------------------------------------------------------
The Longview Fund, L.P.      12/21/2006       725,000          $0.05        Acquired from warrant exercise
-----------------------------------------------------------------------------------------------------------
The Longview Fund, L.P.      12/21/2006       140,000          $0.05        Acquired from warrant
                                                                            exercise*
-----------------------------------------------------------------------------------------------------------
Longview Fund                12/21/2006        60,000          $0.05        Acquired from warrant
International, Ltd..                                                        exercise*
-----------------------------------------------------------------------------------------------------------

      *These convertible notes and warrants were acquired from the Longview Equity Fund, LP and Longview International Equity Fund, LP, each of which was under common management with Longview and LFI, in connection with the dissolution of the funds.

      (d) Not applicable.

      (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

      Except as otherwise set forth in this 13D Amendment, the Reporting Persons do not have any contract, arrangement, understanding or relationship with any person with respect to the securities of the Issuer.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

      The following documents are filed as appendices and exhibits:

Exhibit 99.1. Joint Filing Agreement by and among the Reporting Persons dated as of July 9, 2007.

Exhibit 99.2.     Letter Agreement (with attached term sheets) dated May 30,
                  2007.

Exhibit 99.3.     Letter of Intent (with attached term sheets) dated July 9,
                  2007.

Exhibit 99.4 Release and Settlement Agreement by and between River Capital and Longview Fund, LP, Longview Equity Fund, LP, and Longview International Equity Fund, LP dated December 31, 2006, hereby incorporated by reference to the Issuer's Annual Report on Form 10-KSB, filed April 2, 2007 for period ending December 31, 2006.

                                    Signature

      After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated this __ day of July, 2007


                                        THE LONGVIEW FUND, L.P.

                                        By: Viking Asset Management, LLC
                                            its Investment Adviser

                                        By: /s/ S. Michael Rudolph
                                            ------------------------------------
                                            S. Michael Rudolph, CFO of Viking
                                            Asset Management LLC


                                        LONGVIEW FUND INTERNATIONAL, LTD.

                                        By: Viking Asset Management, LLC
                                            its Sub-Investment Manager

                                        By: /s/ S. Michael Rudolph
                                            ------------------------------------
                                            S. Michael Rudolph, CFO of Viking
                                            Asset Management LLC


                                        VIKING ASSET MANAGEMENT, LLC

                                        By: /s/ S. Michael Rudolph
                                            ------------------------------------
                                            S. Michael Rudolph, CFO of Viking
                                            Asset Management LLC


                                        VIKING ASSET MANAGEMENT, LTD.

                                        By: /s/ Anthony L. M. Inder-Rieden
                                            ------------------------------------
                                            Anthony L. M. Inder-Rieden, Director
                                            and authorized signatory

                                        /s/ Peter Benz
                                        ----------------------------------------
                                            Peter Benz